STATEMENT OF FINANCIAL CONDITION

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)
As of December 31, 2017
With Report of Independent Registered Public Accounting Firm

*(Filed Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC document)*

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# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

## ANNUAL AUDITED REPORT

## FORM X-17A-5

## PART III

| SEC NUMBER | FILE |
|---|---|
| **8-65601** | |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-15 Thereunder**

REPORT FOR THE PERIOD BEGINNING     **01/01/17**    AND ENDING    **12/31/17**

                                       MM/DD/YY                        MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:      **Creditex Securities Corporation**

| **OFFICIAL USE ONLY** |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**55 East 52nd Street**

(No. and Street)

| **New York** | **New York** | **10055** |
|---|---|---|
| (City) | (State) | (Zip Code) |

**Sean Thomasson 770 916 2593**

(Area Code – Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Frazier and Deeter, LLC**

*(Name – if individual, state last, first, middle name)*

| **1230 Peachtree St NE Suite 1500** | **Atlanta** | **GA** | **30309** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
|---|
| |

*\* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**SEC 1410 (06-02)**        **Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form
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# Affirmation

I, Raymond Kahn, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Creditex Securities Corporation, as of December 31, 2017, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Raymond A. Kahn

Raymond Kahn
President

Notary Public

DWAYNE L JACKSON
Notary Public – State of New York
NO. 01JA6271502
Qualified in Kings County
My Commission Expires Nov 5, 2020

This report ** contains (check all applicable boxes):

✓ (a) Facing Page.
✓ (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c31 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
✓ (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.



# Affirmation

I, Sean Thomasson, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Creditex Securities Corporation, as of December 31, 2017, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sean Thomasson
Financial and Operations Principal

Brianna Holt
Notary Public

Brianna Holt
My Commission Expires
Notary
Public
July 14, 2020
Fulton County, Georgia

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c31 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Statement of Financial Condition

As of December 31, 2017

# Contents



Frazier & Deeter
CPAs & ADVISORS

1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
of Creditex Securities Corporation

**Opinion on the Statement of Financial Condition**

We have audited the accompanying statement of financial condition of Creditex Securities Corporation (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2013.

Frazier & Deeter, LLC

Atlanta, Georgia
February 27, 2018

1


Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Statement of Financial Condition
(In thousands, except share data)

December 31, 2017


**Assets**

| | | |
|---|---|---:|
| Cash | $ | 6,525 |
| Receivable from clearing broker | | 355 |
| Accounts receivable, net of allowance for doubtful accounts of $6 | | 694 |
| Clearing incentive due from affiliate | | 13 |
| Deferred tax assets | | 107 |
| Deposit with clearing broker | | 250 |
| Other assets | | 11 |
| Total assets | $ | 7,955 |

**Liabilities and stockholder's equity**

Liabilities:

| | | |
|---|---|---:|
| Accrued expenses | $ | 256 |
| Due to affiliates, net | | 196 |
| Total liabilities | | 452 |

Stockholder's equity:

| | |
|---|---:|
| Common stock, par value $0.01 (authorized, issued, and outstanding 44,000,000 shares) | 440 |
| Additional paid-in capital | 1,850 |
| Retained earnings | 5,213 |
| Total stockholder's equity | 7,503 |
| Total liabilities and stockholder's equity | $   7,955 |

*See accompanying notes.*

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition

December 31, 2017

## 1. Organization and Description of Business

Creditex Securities Corporation (the Company) is a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an introducing broker with the U.S. Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company arranges transactions in fixed income and government securities and commodities futures between institutional accounts or eligible contracts participants and assists in credit event auctions to process settlement of credit derivative trades following a corporate default.

The Company is a wholly-owned subsidiary of CreditTrade, Inc., which is a wholly-owned subsidiary of Creditex Group Inc. (CGI). CGI is a wholly-owned subsidiary of Intercontinental Exchange, Inc. (ICE), a publicly-traded company listed on the New York Stock Exchange (NYSE: ICE).

The Company does not hold funds or assets for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

## 2. Summary of Significant Accounting Policies

*Basis of Presentation* – The statement of financial condition and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

*Commission Revenue* – Commission revenue is earned from the brokering of transactions between financial institutions and eligible contract participants. These transactions are either cleared through our clearing broker, submitted to an exchange or swap execution facility for execution and settlement or are directly settled between the counterparties. Commission revenue arising from these activities is recognized when both parties to the trade, the buyer and seller, confirm agreement of terms, which occurs on the date the trade is executed.

*Clearing Incentive Revenue* – The Company receives clearing incentive payments for commodities transactions from both third parties and an affiliated clearinghouse for trades provided to the clearinghouses for clearing. Revenue is recognized by the Company at the time the trades are provided for clearing.

*Credit Event Auctions* – The Company hosts credit event auctions, which provide a means to ensure a fair, efficient and transparent process for settlement of credit derivative trades following

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

**2. Summary of Significant Accounting Policies (continued)**

a corporate default. The auctions were developed with Markit Group Limited in close cooperation with the International Swaps and Derivatives Association (ISDA) and major credit derivative dealers. Credit event auction fees are earned for such services and are recognized as revenue when the auction is successfully completed.

*Use of Estimates* – The preparation of the statement of financial condition in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Estimates also affect the reported amounts of expenses during the reporting period. Actual amounts could differ from those estimates.

*Receivables* – Receivables from the Company's clearing broker represent commissions earned from transactions not yet received. Accounts receivable consists primarily of fees earned from credit event auctions that are due from ISDA, fees earned for the arranging of credit default swaps and commodity transactions and amounts due from third party clearinghouses for incentive rebates earned.

Management performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Estimated credit losses are recorded as an allowance against accounts receivable and are based on management's estimates as a result of its evaluation of the collectability of accounts receivable based on customer financial condition, economic conditions and other factors. Accounts are written off when deemed uncollectible by management. The Company historically has not experienced material credit losses.

*Financial Instruments* – The carrying amounts of accounts receivable, other assets, accrued expenses, and other short-term assets and liabilities approximate their fair values based on their short-term nature.

*Off-Balance Sheet Risk and Concentration of Credit Risk* – The Company's customer securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

**2. Summary of Significant Accounting Policies (continued)**

through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker which is subject to the credit risk of the clearing broker. The Company maintains a deposit of $250,000 with its clearing broker as collateral against this risk. The deposit is recorded in deposit with clearing broker in the accompanying statement of financial condition.

All of the Company's credit event auction receivables are from one customer. All of the Company's commodities clearing incentive receivables are from three entities. Five customers account for 28% of the accounts receivable balance at December 31, 2017. All cash is held with one depository institution. The Company has not experienced losses in these cash accounts.

*Recently Adopted and New Accounting Pronouncements* – In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), or ASU 606. ASU 606 provides guidance outlining a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers that supersedes most current revenue recognition guidance. This guidance requires the Company to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The original effective date of the guidance would have required the Company to adopt at the beginning of fiscal 2017; however, the FASB approved an optional one-year deferral of the effective date. Additionally, the new guidance requires enhanced disclosures, including revenue recognition policies to identify performance obligations to customers and significant judgments in measurement and recognition. The new guidance may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The Company is currently evaluating the overall impact this guidance will have on our consolidated financial statements, as well as the method of adoption.

**3. Commitments and Contingencies**

The Company did not have any ongoing lease commitments as of December 31, 2017 as such lease commitments reside with a related affiliate.

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

### 3. Commitments and Contingencies (continued)

From time to time, the Company is subject to legal proceedings and claims that arise in the ordinary course of business. However, the Company does not believe that the resolution of these matters will have a material adverse effect on the Company's financial condition, results of operations, or liquidity. It is possible, however, that future results of operations for any particular period could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

### 4. Related Party Transactions

The Company maintains services agreements with five affiliates- ICE, CGI, Chatham Energy LLC, TradeCapture OTC Corporation and ICE Futures US, referred to collectively as "the Agreements." These Agreements provide for the sharing of expenses related to administrative, management and brokerage services which include (but are not limited to) accounting, human resources, information technology and occupancy related costs.

At December 31, 2017, the Company owed $33,000, net of taxes payable, to ICE and its subsidiaries for such expenses. Payment of this related party balance by the Company is due at least annually under the Agreements and no interest is charged on the balance. Amounts due to the Parent for federal and unitary state income taxes were $163,000 at December 31, 2017.

Salaries, bonuses and benefits of certain personnel of ICE and its subsidiaries directly involved in the operations of the Company and registered representatives of the Company are charged based on allocated time. Brokerage services for fixed income and government securities are charged based on salaries, bonuses and benefits of registered representatives of the Company and are allocated from ICE. Brokerage services from our commodity business are charged based on costs incurred by the affiliate plus a markup.

The Company entered into a licensing agreement with ICE Credit Hub, a wholly-owned subsidiary of ICE, for the use of their trading platform as an alternative trading system under the Company's FINRA broker dealer license for the whole loan asset class.

### 5. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. The Company is also subject to certain notification provisions of the rule relating to the withdrawal

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

### 5. Net Capital Requirement (continued)

of capital. The Company is subject to the basic method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined. In addition, the Company is subject to requirements set forth in CFTC Regulation 1.10(j), which requires the Company to maintain Adjusted Net Capital, as defined, equal to or in in excess of $45,000. The Company has elected to use the greater of minimum net capital requirement calculations as set forth by the two regulating bodies, SEC and CFTC, as of the year ended December 31, 2017 of $45,000.

At December 31, 2017, the Company had net capital of $6.6 million which was $6.6 million in excess of its required net capital of $66,000. The Company's ratio of aggregate indebtedness to net capital was 0.15 to 1.

### 6. Income Taxes

The Company is included in the consolidated federal income and certain state and local income tax returns filed by certain affiliates. In addition, the Company is subject to income taxes on a separate company basis in certain states. Income taxes are calculated as if the Company filed separate income tax returns and are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Unless it is more likely than not that the deferred tax asset will be realized, a valuation allowance is established.

At December 31, 2017, the Company has noncurrent deferred tax assets of $107,000, which are comprised primarily of book-to-tax timing differences relating to deferred compensation and liability reserve. No valuation allowance has been recognized against these deferred tax assets because management believes it is more likely than not that these deferred tax assets will be realized.

On December 22, 2017, the Tax Cuts and Jobs Act, or TCJA, was signed into law. The TCJA reduced the U.S. corporate income tax rate from 35% to 21% effective January 1, 2018. The Company is required to revalue its deferred tax assets and liabilities at the new federal corporate income tax rate as of the date of enactment of the TCJA and to include the rate change effect in the tax provision for the period ended December 31, 2017.

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

**6. Income Taxes (continued)**

As a result, the Company recognized a $54,000 deferred tax expense based on a reasonable estimate of the deferred tax assets and liabilities as of December 22, 2017.

The difference between the statutory and effective tax rate for the period is primarily due to the tax effect of state and local income taxes and tax law changes.

The uncertain tax balance as of December 31, 2017 is $97,000. The Company recognizes accrued interest related to uncertain tax positions as a component of income tax expense. Accrued interest was $60,000 as of December 31, 2017 and was reported as accrued expenses in the statement of financial condition. The Company's 2010-2017 tax years remain subject to examination by the relevant tax authorities.

**7. Subsequent Events**

On January 2, 2018, ICE acquired 100% of BondPoint from Virtu Financial, Inc. for $400 million in cash. Concurrently, the Company entered into a contract assignment and assumption agreement whereby the Company assumed all customer contracts associated with the acquisition. BondPoint is a leading provider of electronic fixed income trading solutions for the buy-side and sell-side offering access to centralized liquidity and automated trade execution services through its alternative trading system, or ATS and provides trading services to more than 500 financial service firms.

The Company has evaluated subsequent events through February 27, 2018, which is the date these financial statements were available to be issued, and determined that no events or transactions met the definition of a subsequent event for purposes of recognition or disclosure in the accompanying financial statements except those disclosed above.